UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2021

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	2020 Annual Financial Report and Notice of AGM, dated 24 February 2021

24 February 2021

Micro Focus International plc

2020 Annual Financial Report and Notice of AGM

Micro Focus International plc (the "Company") announces that it has today published its Annual Report and Accounts for the 12 months ended 31 October 2020 (the "2020 Annual Report"), the Notice of the 2021 Annual General Meeting ("AGM Notice") and the forms of proxy for use at that Annual General Meeting (the "Forms of Proxy").

The Annual General Meeting will be held on 25 March 2021 at 3pm (UK time) at the Company's offices at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN, United Kingdom.

In light of the COVID-19 pandemic, and the UK Government's ongoing guidance regarding social distancing and the prohibition of public gatherings, the arrangements and format of the AGM have again been altered this year in order to protect the health and well-being of shareholders and other attendees. Accordingly, the Company will make arrangements such that the quorum requirements of the AGM are satisfied through the attendance of a minimum number of people (comprised of the Company's management) so that functional business of the AGM can be carried out.

The AGM will otherwise be held as a closed meeting and shareholders are respectfully asked not to make plans to attend the AGM as they (and any appointed proxies (other than the chair of the AGM) or corporate representatives) will not be granted access to the AGM in person. Accordingly, we encourage all shareholders to submit a Form of Proxy to appoint the chair of the AGM to vote on their behalf in accordance with their instructions.

Despite these exceptional circumstances, the board is keen to maintain engagement with shareholders and in order to facilitate this, shareholders are invited to submit questions. Details of how to ask a question, and where responses will be made available, are set out in the Notice of Meeting and on the Annual and General Meetings page on the Company's investors' website.

The 2020 Annual Report and the AGM Notice will also be available shortly on the Company's investors' website at www.microfocus.com/en-us/investors.

In accordance with Listing Rule 9.6.1, the 2020 Annual Report, the AGM Notice and the Forms of Proxy have been submitted to the National Storage Mechanism and will be available shortly at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

In accordance with DTR 6.3.5 R, the information set out in the Appendix to this announcement is extracted in full unedited text from the 2020 Annual Report and should be read in conjunction with the Company's Preliminary Results Announcement issued on 9 February 2021, which can be found at www.microfocus.com/en-us/investors and which included a condensed set of the Company's consolidated financial statements, information on important events which occurred during the year and their impact on the financial statements. Together, these constitute the material required to be communicated to the media in full unedited text through a Regulatory Information Service. This material is not a substitute for reading the 2020 Annual Report in full.

ENDS

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                        Investors@microfocus.com
Brian McArthur-Muscroft, CFO
Ben Donnelly, Investor relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000. Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com.

APPENDIX

Page and note numbers in this Appendix refer to the 2020 Annual Report.

1.    Principal risks and uncertainties

The following information has been reproduced from pages 63 to 73 of the 2020 Annual Report:

Principal Risks and Uncertainties

Principal risks and uncertainties
In common with all businesses, the Group could be affected by risks and uncertainties that may have a material adverse effect on its business operations and achieving its strategic objectives including its business model, future performance, solvency, liquidity and/or reputation. This includes any new, emerging or continuing direct or indirect risks posed by COVID-19. These risks could cause actual results to differ materially from forecasts or historic results. Accepting that risk is an inherent part of doing business, the board is mindful of the interdependencies of some risks. Where possible, the Group seeks to mitigate risks through its risk management framework, internal controls and insurance, but this can only provide reasonable assurance and not absolute assurance against material losses. In particular, insurance policies may not fully cover all of the consequences of any event, including damage to persons or property, business interruptions, failure of counterparties to conform to the terms of an agreement or other liabilities. The following are the principal risks and uncertainties, potential impacts and mitigations that are relevant to the Group as a provider of software products and associated services at this time. They do not comprise all of the risks associated with the Group and are not set out in priority order. Additional risks not presently known to management, or currently deemed to be less material, may also have an adverse effect on the Group.

The net risk movement from the prior period for each principal risk has been assessed and presented in the tables below.

Products
Risk Trend:	No change	Link to strategy: Delivering innovation, SaaS and Subscription	Risk Category: Marketplace
Principal risk description
To remain successful, the Group must ensure that its products continue to meet the requirements of customers and investment must be effectively balanced between growth and mature products. Investment in research and innovation in product development is essential to meet customer and partner requirements in order to maximise customer value, revenues and corporate performance. The Group has a large number of products, at differing stages of their life cycle. The extent of investment in each product set needs to be managed and prioritised considering the expected future prospects and market demand.

Potential impact
If products do not meet the requirements of customers, they will seek alternative solutions, resulting in the loss of existing maintenance and new revenue opportunities and the cancellation of existing contracts. Insufficient focus on key research and development projects may damage the longterm growth prospects of the Group. The Group's business and reputation may be harmed by innovation that falls behind competitors, or by errors or defects in its products.

How we manage it
As set out in the Chief Executive's Strategic review on pages 14 to 17, a key initiative of the Group's three-year plan is to take a more definitive approach to delivering Subscription and SaaS-based offerings as a key part of the strategy and to accelerate the transition to these models where appropriate within the Group's portfolios. The transition is being managed over multiple financial periods with initial focus on products where this model is the emerging or de-facto market standard. Additionally, in FY20 the Group began to take a differentiated approach to investment and operational management in Security and Big Data. The priorities remain delivering new innovation in response to rapidly changing market opportunities, expanded cloud and cross-industry use case support and further developing existing and new SaaS and Subscription offerings.
As set out on pages 18 and 19 (Our markets) the Group aligns resources and develops propositions across four main outcomes for its customers: Accelerate application delivery; Simplify IT transformation; Strengthen cyber resilience; and Analyse in time to act. To improve the interaction between product management, product development, sales and marketing we implemented a new end-to-end planning process. The Micro Focus Product Portfolio consists of five product groups with more than 300 product lines, as set out on pages 28 to 31 (Our business model), which are uniquely positioned to help customers address digital transformation, run and transform their business and maximise existing software investments. Continued evolution of product strategy occurs as part of the annual product planning process, where senior leaders from across the business determine appropriate product sales, marketing and investment strategies to best align to the market opportunities. More details on the business model can be found on pages 28 to 31.

Sales/Go-To-Market ("GTM") Models
Risk Trend:	Increased	Link to strategy: Go-To-Market	Risk Category: Marketplace
Principal risk description
For the Group to succeed in meeting sales revenue and growth targets, it requires successful GTM models across the full Product Portfolio, with effective strategies and plans to exploit all routes to market, including direct and channel/ partner led sales. In addition, the Group must focus the sales force on targeted customer segments and ensure appropriate responses to the market dynamics related to changes in customer buying behaviours. Effective GTM models may be more successful if accompanied by compelling Micro Focus brand awareness programmes. The Group is dependent upon the effectiveness of its sales force and distribution channels to drive licence and maintenance sales and a reference-based selling model. This risk was increased given the COVID-19 restrictions across various regions, from time to time in the period.

Potential impact
Poor design and/or execution of GTM plans may limit the success of the Group by targeting the wrong customers through the wrong channels and positioning the wrong product or solution offerings, reducing the value that customers receive from Micro Focus.

How we manage it
As set out in the Chief Executive's Strategic review on pages 14 to 17, a key initiative of the Group's three-year plan is to deliver consistent, sustained improvement to revenue performance through increases in sales productivity and the more effective alignment of resources to opportunity. The GTM team has made positive improvements to operationalise the recommendations set out at the beginning of the year, including good progress in the development of the Group's customer and partner propositions. Across the five product categories that the Group reports against, the Group has great depth of capability and experience to help its customers address some of the most complex challenges they face. To best enable the Group's customers and exploit this capability, the Group is aligning resources and developing compelling propositions across four customer outcomes - Accelerate application delivery; Simplify IT transformation; Strengthen cyber resilience; and Analyse in time to act.
As a result of the COVID-19 pandemic and the increase to 90% of our employees working from home, Micro Focus has invested further in additional resources to support the transition to virtual selling and customer engagement. Sales enablement and execution has received considerable attention and improvement measures have focused on improving consistency of approach and simplifying the organisational structure to support more effective and efficient decision making, greater accountability and a holistic approach to customer success. This has been achieved through the further removal of unnecessary global structures and management layers, and the introduction of a single global sales methodology based on value-driven outcomes. Further measures are being put in place to improve productivity and predictability. Other organisational changes that were made to align marketing and product teams, and to build a consistent approach to sales enablement globally, have been operationalised and continue to reflect the changing demands of the business.
Industry events, such as Micro Focus Universe, successfully adapted to a virtual format given COVID-19 restrictions, help showcase the Group's Product Portfolio and strengthen customer, partner and industry relationships. Additionally, The Group coordinates a programme of subject matter expert led media engagement on industry innovation and emerging industry trends, targeted mainly around social and web media, that serve to further increase brand awareness.

Competition
Risk Trend:	Increased	Link to strategy: Delivering innovation, SaaS and Subscription	Risk Category: Marketplace
Principal risk description
Comprehensive information about the markets in which Micro Focus operates is required for the Group to assess competitive risks effectively and to perform successfully. The Group operates in a number of competitive markets and success in those markets depends on a variety of factors. This risk increased in the period due to the on-going pace and scale of change across the IT competitive landscape.

Potential impact
Failure to understand the competitive landscape adequately and thereby identify where competitive threats exist may damage the successful sales of the Group's products. If the Group is not able to compete effectively against its competitors, it is likely to lose customers and suffer a decrease in sales, which may result in lost market share and weaker financial performance.

How we manage it
Group product plans contain an analysis of both traditional and emerging competitive threats and subscriptions to industry analyst firms are leveraged to better understand market dynamics and competitor strategies. In addition, customer surveys and customer advisory boards are used to validate product direction - both standalone and in the context of competitors. Micro Focus continues to monitor and review intelligence on market threats to focus on offering best in class service to customers. Marketing and product teams monitor a variety of metrics (such as NPS, including competitive benchmark) to analyse customer satisfaction relative to industry benchmarks.

Employees and Culture
Risk Trend:	Increased	Link to strategy: Complete core systems	Risk Category: Infrastructure
Principal risk description
The recruitment and retention of highly skilled and motivated employees at all levels of the Group is critical to the success and future growth of the Group in all countries in which it operates. Employees require clear business objectives and a well communicated vision and set of values for the Group to achieve high levels of employee engagement and a common sense of corporate purpose among the workforce. This risk was increased given the COVID-19 restrictions across various regions, from time to time in the period.

Potential impact
Failure to attract, develop and retain skill sets, particularly in sales and research & development, may hinder the Group's sales and development plans. Weak employee engagement, organisational alignment and inadequate incentivisation may lead to poor performance and instability. It could also have an adverse impact on the realisation of strategic plans.

How we manage it
Developing the most appropriate culture, aligned to driving productive management behaviours focused on delivering business priorities, is critical. During the period the Group pivoted to have more than 90% of its employees working from home due to the COVID-19 pandemic. Productivity tools were rolled out to enable effective home working and employee connectedness. Training was rolled out across the Group for both employees and managers, with a particular focus on employee support and wellbeing. Further details of the actions taken by the Group to support its employees are provided in Our Impact section on pages 35 and 36.
The Group has policies in place to help ensure that it is able to attract and retain employees of a high calibre with the required skills. These policies include training, career development and long-term financial incentives. Succession plans have been developed and are in place for key leadership positions across the Group. In the period, the Group also took significant action to develop its management capability both internally, by training and promotions, and through external hires. The Group continued to attract external hires during the period and rolled out initiatives to ensure continued effective hiring practices and candidate on-boarding experience in a virtual environment. Regular communications during the period focused on keeping the workforce updated on business objectives, progress against the strategic plan and the Group's overall response to COVID-19. Attrition dropped in the period.

IT Systems and Information
Risk Trend:	Increased	Link to strategy: Complete core systems	Risk Category: Infrastructure
Principal risk description
The Group's operations, as with most businesses, are dependent on maintaining and protecting the integrity and security of the IT systems and management of information. Following the integration of the HPE Software business the Group continues to operate on two IT architectures with the attendant complexity to business operations and the control environment. As set out in the Chief Executive's Strategic review on pages 14 to 17, work continues to transition the Group to a simplified IT systems architecture. The transition may be more time consuming and costly than anticipated, given the amount of change management that is involved. This risk was increased given the COVID-19 restrictions across various regions, from time to time in the period.

Potential impact
Disruption to the IT systems could adversely affect business and Group operations in a variety of ways, which may result in an adverse impact on business operations, revenues, customer relations, supplier relations, and reputational damage. Dependency on IT providers could have an adverse impact on revenue and compliance in the event that they cannot resume business operations.

How we manage it
As set out in the Chief Executive's Strategic review on pages 14 to 17, completion of simplification programmes that form the platform for improved operational effectiveness and agility remain a priority for the business. Key within this is the migration to one set of core IT systems. This is a global programme being executed principally in the UK, USA and India in conjunction with our Systems Integration partners. We have made good progress against our objectives for the programme during the period, with the first phase of employees transitioned on 13 January to the new IT infrastructure and the transition of remaining employees to occur later in the year. Further details regarding the IT transformation programme can be found in the Chief Executive's Strategic review on pages 14 to 17.
During the period the Group pivoted to have more than 90% of its employees working from home as a result of the COVID-19 pandemic. To support the increased demands on remote IT services and respond to other emerging IT requirements across the business, a centralised IT incident management team was established and continues to operate, reporting into a cross-functional operational response team (ORT). Further detail regarding the Group's response to COVID-19 is detailed on page 61.
To maintain the required control environment the Group relies upon automated, semi-automated and manual controls together with a combination of preventative and detective controls. The IT control environment continues to be improved as part of the implementation of controls to meet SarbanesOxley Act 2002 (SOX) compliance, as set out on pages 90 and 91.
A vendor management process is in place and continues to be improved, to allow for better involvement and engagement with third party IT providers.

Business Strategy and Change Management
Risk Trend:	Increased	Link to strategy: Delivering innovation, SaaS and Subscription, Go-To-Market, Complete core systems	Risk Category: Marketplace
Principal risk description
The Group is engaged in a number of major change projects, including acquisitions and divestments, to shape and grow the business by strengthening the portfolio of products and capabilities and IT projects to standardise systems and processes. The continued integration of the HPE Software business is complex, with a range of integration and transformation risks. The integration of the HPE Software business with the existing businesses carried on by the Group may be more time consuming and costly than anticipated.
The Group is also executing a series of operational transformation initiatives. These projects expose the Group to significant transformation risks. The Group's strategy may involve the making of further acquisitions or divestments to protect or enhance its competitive position and failure to identify, manage, complete and integrate acquisitions, divestments and other significant transactions successfully could have a material adverse effect on the Group's business.
Further, the Group is progressing with a number of initiatives stemming from the Strategic & Operational Review carried out in the previous financial year, which may further increase disruption to 'business as usual' activities across the Group. This risk was increased given the COVID-19 restrictions across various regions, from time to time in the period.

Potential impact
Failure to successfully analyse, execute and coordinate the implementation and delivery of the core systems and associated business processes with the various integration, divestment and transformation programmes may result in the disruption of the on-going business without delivering the anticipated strategic and operational benefits of such transactions and/or initiatives. In addition, this may affect the ability to execute strategic plans for growth.

How we manage it
As detailed in the Chief Executive's Strategic review on pages 14 to 17, the Group's three-year plan includes initiatives that are focused around two key objectives. Firstly, evolving our business model to ensure we continually adapt to changes in the market to deliver value and capture growth opportunities. Secondly, delivering operational excellence through business process and infrastructure simplification with a relentless focus on improving levels and consistency of execution.
The focus remains on delivering targeted, relevant business outcomes and the simplification of business operations to equip and enable the sales organisation, simplify operational support and improve compliance capability. The Group continues to execute multiple programmes to deliver on these aims. Programme risks and interdependencies are managed carefully including the utilisation of detailed deep dives, cross-functional and cross-programme review sessions and a cadence of weekly and monthly risk reviews, to ensure that execution of the various programmes is successfully aligned to minimise disruption to 'business as usual'. Given the volume of concurrent transformation activity being delivered across the business, the Group has put in place governance structures to manage change for the business in a structured manner. These governance structures continue to evolve to meet the changing needs of the business.
As noted within the 'IT systems and information' risk on page 67, the Group has made good progress in the IT transformation programme to transition to one set of core IT systems. The transition of both historical Micro Focus and HPE Software systems to the new simplified systems architecture will build a solid base for improved execution.

Legal and Regulatory Compliance
Risk Trend:	Increased	Link to strategy: Complete core systems	Risk Category: Reputational
Principal risk description
The Group operates across a number of jurisdictions and two regulated exchanges. Compliance with national and regional laws and regulations, including those that relate to ESG matters, such as Task Force on Climate-related Disclosure ("TCFD") requirements, is essential to successful business operations. The Group may be involved in legal and other proceedings from time to time, and as a result may face damage to its reputation or legal liability. The Group has entered into various acquisitions and disposals over recent years and may be subject to, or have the benefit of, certain residual representations, warranties, indemnities, covenants or other liabilities, obligations or rights. The Group has a variety of customer contracts in a variety of sectors, including Government clients. This risk was increased in the period due to the variety COVID-19 restrictions in place across regions in which the Group operates and the heightened complexity this posed to securing personal and/or sensitive information, particularly in work-from-home settings.

Potential impact
Failure to comply could result in civil or criminal sanctions (including personal liability for directors), as well as possible claims, legal proceedings, fines, loss of revenue and reputational damage.

How we manage it
The Group has in place policies and procedures to mitigate these risks. The Group's legal and corporate compliance team, including specialist external advisers as required, monitor and review compliance. During the period, the operational risk and compliance committee, which reports to the audit committee continued to meet regularly to monitor cross-functional risk management and compliance activity. The Group is committed to ensuring on-going compliance with anti-bribery and corruption, data protection and market abuse and insider dealing laws and has in place a Code of Conduct with supporting training materials. Mandatory Code of Conduct online training is provided annually and during the year was completed by all employees. In addition, virtual anti-corruption and anti-fraud training was carried out widely across the regions in which the Group operates, with particular focus on higher risk territories.
The Group maintains processes and policies to ensure it is compliant with data protection requirements imposed by data protection and privacy laws, including GDPR. Data protection and privacy compliance is driven and monitored by the Group's legal and corporate compliance team, supported by technical and other subject matter experts as required. Data protection compliance is built into the Group's corporate-wide information security management system and is kept under review to ensure that required standards are met. The compliance environment is also strengthened by the implementation of SOX controls, as set out on pages 90 and 91.

Intellectual Property ("IP")
Risk Trend:	No change	Link to strategy: Complete core systems	Risk Category: Marketplace
Principal risk description
The Group is dependent upon its IP and its rights to such IP may be challenged or infringed by others or otherwise prove insufficient to protect its business. The Group's products and services depend in part on IP and technology licensed from third parties. Third party claims of IP infringement against the Group may disrupt its ability to sell its products and services.

Potential impact This IP risk could adversely affect the ability of the Group to compete in the market place and affect the Group's revenue and reputation.
How we manage it
There are procedures in place across the Group to ensure the appropriate protection and use of the Group's brands and IP and these are monitored by the Group's IP panel and legal IP team.

Treasury
Risk Trend:	No change	Link to strategy: Complete core systems	Risk Category: Financial
Principal risk description
The Group's operational and financial flexibility may be restricted by its level of liquidity, indebtedness and covenants. Financing costs could increase or financing could cease to be available in the long-term. The Group may incur materially significant costs if it breaches its covenants under its banking arrangements.
The Group targets a net debt to Adjusted EBITDA ratio of 2.7 times and may require additional debt funding in order to execute its strategy. The Group is exposed to interest rate risk related to its variable rate indebtedness, which could cause its indebtedness service obligations to increase significantly.
The Group operates across a number of jurisdictions and so is exposed to currency fluctuations.

Potential impact
Insufficient access to funding could limit the Group's ability to achieve its desired capital structure or to complete acquisitions. An increase in interest rates could have a significant impact on business results.
The relative values of currencies can fluctuate and may have a significant impact on business results.

How we manage it
The Group has significant committed financing facilities in place which were refinanced during the period, the earliest of which matures in June 2024. The Group closely monitors its liquidity and funding requirements to ensure it maintains sufficient headroom to meet its operational requirements. During the period, as a precautionary measure in response to the COVID-19 pandemic, the Group suspended the payment of dividends in order to maximise available liquidity during a period of increased economic uncertainty. The Group seeks to maintain strong relationships with its key banking partners and lenders and to proactively monitor the loan markets. The Group also has strong engagement with the providers of equity capital, which represents an alternative source of capital.
The Group holds interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250m of total borrowings for the period to 30 September 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.94% and receives one month USD LIBOR.
Monitoring policies and procedures are in place to reduce the risk of any covenant breaches under the Group's banking arrangements. At 31 October 2020, $nil of the Revolving Facility was drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of the Revolving Facility was drawn at 31 October 2020, no covenant test is applicable.
Currency fluctuations are monitored by the Treasury Risk Committee on an on-going basis. Key currency exposures are detailed on page 207. Changes in foreign exchange rates are monitored, exposures regularly reviewed and actions taken to reduce exposures where necessary. The Group provides extensive constant currency reporting to enable investors to better understand the underlying business performance.

Tax
Risk Trend:	Decreased	Link to strategy: Complete core systems	Risk Category: Financial
Principal risk description
The tax treatment of the Group's operations is subject to the risk of challenge by tax authorities in all territories in which it operates. Cross-border transactions may be challenged under tax rules and initiatives targeting multinationals' tax arrangements.
International tax rules continue to develop at each of the OECD, EU and national levels and the pace of change may increase in the short-term as a result of the US election and the COVID-19 pandemic. Future changes to tax laws could adversely affect the Group across the territories in which it operates.
As a result of the HPE Software merger, the Group may be required under the Tax Matters Agreement entered into with HPE (the "TMA") to indemnify HPE, if actions undertaken by the Group affect the tax treatment of the separation of the HPE Software business from HPE.

Potential impact
Tax liabilities in the territories in which the Group operates could increase as a result of either challenges of existing positions by tax authorities or future changes in tax law. Specifically, given the substantial operations in the US any changes in tax policy that might arise from the results of the US election could have a significant impact on the Group. Furthermore, if the Group is required to make indemnification payments to HPE under the TMA, these could be substantial.

How we manage it
Tax laws, regulations and interpretations are kept under on-going review by the Group and its advisors. The Group also reviews its operations, including the structuring of intra-Group arrangements, on a periodic basis to ensure that all relevant laws are complied with and that risks are identified and mitigated appropriately.
External professional advice is obtained ahead of significant transactions or structuring activity, and to support positions taken in financial statements and local tax returns where there is significant uncertainty or risk of challenge.
During the period, a governance framework and process has been in operation to remind relevant employees of the requirements and guiding principles to comply with the obligations under the TMA. The risk of actions taken by the Group impacting the tax treatment of the HPE transaction diminish over time and is now considered to be low.

Macro-Economic Environment, Pandemic and Brexit
Risk Trend:	Increased	Link to strategy: Go-To-Market	Risk Category: Marketplace
Principal risk description
The Group's businesses may be subject to inherent risks arising from the general and sector specific economic, public health and political conditions, including as a result of any pandemics or natural disasters, in one or more of the markets in which the Group operates. This is heightened by the fact the Group sells and distributes its software products globally. Exposure to political developments in the United Kingdom, including the terms and manner of the UK's withdrawal from the EU, could have an adverse effect on the Group. Further deterioration of the macro environment could result in more conservatism and longer decision making cycles within the Group's customer base. This risk was increased given the COVID-19 restrictions across various regions, from time to time in the period.

Potential impact Adverse economic conditions could affect sales, and other external economic or political matters, such as price controls, could affect the business and revenues.
How we manage it
The spread of jurisdictions allows the Group to be flexible to adapt to changing localised market risks, including navigating the effects of COVID-19 across different geographies.
The Group has business continuity plans and crisis management procedures in place in the event of political events, pandemics or natural disasters.
The Brexit Working Group (BWG) continued meeting throughout the year and following analysis of the EU-UK Trade and Cooperation Agreement agreed on 30 December 2020, the Group's mitigations and preparatory activity continued, preparing the Group for the transition. The areas reviewed for possible impacts included people, tax, transfer pricing, commercial contracts (buy and sell), privacy and data protection, intellectual property and regulatory matters. The BWG is phasing workstreams back into Group functions that will continue to work through changes. We recognise that it is early in the implementation of new rules and regulations and the position will continue to be monitored for any new or emerging risk areas.

COVID-19
Risk Trend:	New Risk	Link to strategy: Go-To-Market	Risk Category: Marketplace
Principal risk description
The Group, like all businesses, is navigating through a period of disruption, as it has responded to the practical and macroeconomic impacts of COVID-19. COVID-19 still presents fast moving, and in some areas unpredictable, direct and indirect risks to the Group's businesses. The Group may be subject to inherent risks arising from the continuation of the on-going COVID-19 pandemic. Further deterioration of the macro environment could result in more conservatism and longer decision making cycles within the Group's customer base.

Potential impact Adverse economic conditions arising as a result of the continuation of the COVID-19 pandemic could affect sales performance and business operations.
How we manage it
The Group acted quickly at the commencement of the COVID-19 pandemic, reviewing the existing BCP structures and enhancing governance, through the establishment of a COVID-19 Steering Committee, to provide a strategic platform to identify and address the emerging risks of COVID-19 across the enterprise. The status of key COVID-19 operational risks is monitored in real time through reporting provided daily to the COVID-19 Operational Response Team on indicators such as rates of infection, illness and facility occupancy levels. Further details on the Group's response and management of COVID-19 are provided on page 61 and additional details on how COVID-19 has impacted specific risks are provided in the respective risks set out in this section.

Cyber Security
Risk Trend:	Increased	Link to strategy: Complete core systems	Risk Category: Infrastructure
Principal risk description
There could be a data security breach (Micro Focus data or customer data) involving personal, commercial or product data, either directly from Micro Focus or a third party. This could occur as a result of a malicious or criminal act, or an inadvertent system error. This risk was increased in the period due to the general increased threat of cybercrime and sudden increase of work-from-home employees caused by COVID-19 restrictions across various regions, from time to time in the period.

Potential impact Data loss, which could harm client and customer relationships, compliance and/or perception of the effectiveness of the Group's products.
How we manage it
The Group works continually to counter the risk posed by the current and emerging cyber security threat landscape. The cyber team manages the security of the Group's data, technology and training programme to protect the performance, security and availability of the Group's IT systems. Group-wide cyber policies and processes are in place. Cyber security testing in critical areas of the business is on-going, Group-specific vulnerabilities are reviewed and continually managed, incident response is in place for the Group, monitoring tools for unusual activity are in place, a cyber security training course is available for new hires and awareness material is available on the intranet. The cyber team works closely with the UK National Cyber Security Centre ("NCSC") and is part of the NCSC collaboration portal. The threat posture, including in response to COVID-19, is continually reviewed and managed.

Internal Controls over Financial Reporting
Risk Trend:	No Change	Link to strategy: Complete core systems	Risk Category: Financial
Principal risk description
Internal controls over financial reporting may not prevent or detect an error, fraud, financial misstatement or other financial loss, leading to a material misstatement in the Group's financial statements.

Potential impact
Failure to discover and address any material weaknesses or deficiencies in the Group's internal controls over financial reporting could result in material misstatement in the Group's financial statements and impair the Group's ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Based on the assessment as at 31 October 2020, management identified a material weakness in the Group's internal controls over financial reporting, relating to inadequate controls surrounding existing IT applications, in particular regarding change management and access controls. As a result of those deficiencies, automated controls and controls over information produced by the entity related to those applications could not be relied upon. Please refer to the FY20 annual report on SOX compliance as set out on pages 90 and 91. Although the Group continues to implement measures to address and remediate this material weakness, failure to do so, and the risk that other deficiencies may be identified, could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Group's financial statements and could have a material adverse effect on the Group's business, financial condition, results of operation and prospects.

How we manage it
The Group has a cross-functional SOX steering group chaired by the CFO, reporting to the audit committee to implement, review and monitor SOX compliant internal controls and any required remediation. Further details of the Group's SOX compliance programme and FY20 annual report on SOX compliance are set out on pages 90 and 91.

2.       Related Party Transactions

The following information has been reproduced from note 31 to the consolidated financial statements contained in the 2020 Annual Report:

31. Related party transactions
The Group's related parties are its subsidiary undertakings, key management personnel and post-employment benefit plans.

Subsidiaries
Transactions between the Company and its subsidiaries have been eliminated on consolidation.

Remuneration of key management personnel
The remuneration of key management personnel of the Group (which is defined as members of the executive committee including executive directors) is set out in note 29. There are no loans between the Group and the key management personnel.

Transactions with other related parties
The following transactions occurred with other related parties:
●
Contributions made to pension plans by the Group on behalf of employees are set out in note 22.
●
Sales and purchases of goods and services between related parties are not considered material.

3.    Directors' responsibility statement

The following information has been reproduced from page 130 of the 2020 Annual Report:

On behalf of the board of directors, we confirm that to the best of our knowledge:

●
the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

●
the Strategic report and the Directors' report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

            Stephen Murdoch                                  Brian McArthur-Muscroft
            Chief Executive Officer                        Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 24 February 2021

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer